Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

Confidential Treatment Request Pursuant to

Rule 83 by Venture Global, Inc.

November 18, 2024

Re:	Venture Global, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted September 30, 2024

CIK No. 0002007855

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Purcell

Irene Barberena-Meissner

Dear Mr. Purcell and Ms. Barberena-Meissner:

On behalf of our client, Venture Global, Inc. (the “Company”), this letter sets forth the Company’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated October 17, 2024, relating to the Company’s Draft Registration Statement on Form S-1, as amended by Amendment No. 1 thereto submitted to the Commission on September 30, 2024. The Company is confidentially submitting via EDGAR Amendment No. 2 to such Draft Registration Statement on Form S-1 (as so further amended, the “Draft Registration Statement”) together with this response letter.

For your convenience, we have reproduced the Staff’s comments preceding the Company’s responses below. All capitalized and uncapitalized (but defined) terms used and not defined herein shall have the meaning given to them in the Draft Registration Statement. We have included page numbers to refer to the location in the Draft Registration Statement where the revised language addressing a particular comment appears.

Amendment No. 1 to Draft Registration Statement on Form S-1

Use of Proceeds, page 95

1.

We note your response to prior comment 7 and reissue it in part. Your revised disclosure states that you intend to use the net proceeds from this offering for general corporate purposes, including, but not limited to, funding your continuing operations, your LNG tanker milestone payments and your expected pre-FID capital expenditures with respect to the CP2 Project, the CP3 Project and the Delta Project, and your response indicates you are currently unable to determine the use of the net proceeds of the offering with more specificity, and the exact use of the proceeds will ultimately depend on a number of factors at the time of the consummation of the offering. To the extent known, please revise your disclosure to state the approximate anticipated percentages of the net proceeds you intend to allocate to each purpose disclosed. Additionally, please clarify whether you intend to use net proceeds to pay your declared dividends in the next four quarters.

November 18, 2024	CONFIDENTIAL TREATMENT REQUESTED BY VENTURE GLOBAL, INC. CIK No. 0002007855	1	1

Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is currently unable to estimate the approximate anticipated percentage of the net proceeds from the offering that the Company will allocate to each of the items listed in the Draft Registration Statement. To the extent the Company is able to make such estimates prior to the offering, the Company will update the disclosure in the registration statement for the offering. In addition, the Company advises the Staff that it has revised the disclosure on page 99 of the Draft Registration Statement to clarify that it does not intend to use any portion of the net proceeds from the offering to pay the currently declared but unpaid dividends of the Company. In relation to the foregoing, the Company further advises the Staff that the first quarterly dividend in the aggregate amount of $40 million was paid to the Company’s stockholders on September 30, 2024, as described in the Draft Registration Statement.

LNG Industry Overview, page 134

2.

We note that a number of charts that are referenced in this section do not appear to be included. Please revise to include all charts and graphs that you reference. Please also disclose the sources and dates for all charts and graphs included in this section. We note that some of the charts and graphs currently included do not provide this information.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in the “LNG Industry Overview” section of the Draft Registration Statement to include all charts and graphs referenced therein. Additionally, the Company advises the Staff that it has revised the disclosure to include the sources and dates for all such charts and graphs included in the “LNG Industry Overview” section.

Forum Selection, page 234

3.

We note your response to prior comment 14 and reissue it in part. Your revised disclosure states that your amended and restated certificate of incorporation will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act. Please revise your disclosure to address that there is uncertainty as to whether a court would enforce this provision.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 265 of the Draft Registration Statement in response to the Staff’s comment.

*   *    *

Please do not hesitate to contact me at (212) 450-4389 or marcel.fausten@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

November 18, 2024	CONFIDENTIAL TREATMENT REQUESTED BY VENTURE GLOBAL, INC. CIK No. 0002007855	2

Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

Very truly yours,

/s/ Marcel R. Fausten

Marcel R. Fausten

cc:	Michael Sabel, Chief Executive Officer

Jonathan Thayer, Chief Financial Officer

Keith Larson, General Counsel

Venture Global, Inc.

November 18, 2024	CONFIDENTIAL TREATMENT REQUESTED BY VENTURE GLOBAL, INC. CIK No. 0002007855	3